Exhibit 4.12
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Diversified Energy Company PLC (the “Company,” “we,” “us” and “our”) has the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, nominal (par) value £0.20 per share	DEC	New York Stock Exchange
Ordinary shares, nominal (par) value £0.20 per share	DEC	London Stock Exchange
The following description of the terms of our securities registered pursuant to Section 12(b) of the Exchange Act is not complete and is qualified in its entirety by reference to our Articles of Association, which is an exhibit our Annual Report on Form 20-F to which this Exhibit 4.25 is a part.
Ordinary Shares
The following summarizes the rights to which holders of our ordinary shares are entitled pursuant to our Articles of Association:
•each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;
•the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and
•holders of our ordinary shares are entitled to receive such dividends as are recommended by our board of directors and declared by our shareholders.
Registered Shares
We are required by the Companies Act 2006 to keep a register of our shareholders. Under UK law, the ordinary shares are deemed to be issued when a person acquires the unconditional right to be included in the Company's register of members in respect of the shares. The share register is therefore prima facie evidence of the identity of our shareholders and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Computershare Investor Services PLC.
Preemptive Rights
UK law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by the company’s shareholders upon its expiration (i.e., at least every five years).
On May 10, 2024, our shareholders approved the exclusion of preemptive rights, for an aggregate nominal value of up to £1,902,736, representing not more than 20% of the issued share capital as at April 9, 2024, subject to certain conditions, with such authority expiring at the conclusion of our next annual general meeting or, if earlier, June 30, 2025. Such exclusion will need to be renewed upon expiration (i.e., on the conclusion of our next annual general meeting or, if earlier, June 30, 2025) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
Articles of Association
Shares and Rights Attaching to Them
Objects
The objects of our Company are unrestricted.
Rights Attached to Shares
Subject to the Companies Act 2006 and to the rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution is in effect or so far as the resolution does not make specific provision, as the board of directors may decide.
Voting Rights
Subject to the provisions of the Companies Act 2006 and any restrictions imposed in the Articles of Association and any rights or restrictions attached to any class of shares of our share capital, on a resolution, on a show of hands:
•every shareholder present in person shall have one vote;
•each proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution has one vote unless the proxy has been appointed by more than one shareholder entitled to vote on the resolution in which case: (i) where the proxy has been instructed by one or more of such shareholders to vote for the resolution and by one or more of such shareholders to vote against the resolution the proxy has one vote for and one vote against the resolution; or (ii) where the proxy has been instructed by, or exercises his discretion given by, one or more of those shareholders to vote for the resolution and has been instructed by, or exercises his discretion given by, one or more other of those shareholders to vote against it, a proxy has one vote for and one vote against the resolution; and
•each person authorized by a corporation to exercise voting powers on behalf of the corporation is entitled to exercise the same voting powers as the corporation would be entitled to unless a corporation authorizes more than one person, in which case: (i) if more than one person authorized by the same corporation purport to exercise the power to vote on a show of hands in respect of the same shares in the Company and exercise the power in the same way as each other, the power is treated as exercised in that way; or (ii) if more than one person authorized by the same corporation purports to exercise the power to vote on a show of hands in respect of the same shares in the Company, and they do not exercise the power in the same way as each other, the power is treated as not exercised.
Subject to the provisions of the Companies Act 2006 and any restrictions imposed by the Articles of Association and any rights or restrictions attached to any class of shares of our share capital, on a vote on a resolution on a poll, every shareholder present shall have one vote for every ordinary share in our share capital held by him or his appointee, or and if entitled to more than one vote need not, if he votes, use all his votes or cast all his votes in the same way.
Restrictions on Voting
Subject to the board of directors’ ability to decide otherwise, no shareholder shall be entitled to be present or to be counted in the quorum or vote, either in person or by proxy, at any general meeting or at any separate class meeting of the holders of a class of shares or on a poll or to exercise other

Exhibit 4.12
rights conferred by the shareholders in relation to the meeting or poll, unless all calls or other monies due and payable in respect of the shareholder’s shares have been paid up.
Dividends
The Company may, by ordinary resolution, declare a dividend to be paid to the shareholders, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board of directors.
The board of directors may pay such interim dividends as appear to the board of directors to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board of directors whenever the financial position of the Company, in the opinion of the board of directors, justifies its payment. If the board of directors acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having nonpreferred or deferred rights.
Change of Control
There is no specific provision in the Articles of Association that would have the effect of delaying, deferring or preventing a change of control.
Distributions on Winding Up
If the Company is in liquidation, the liquidator may, with the authority of a special resolution of the Company and any other authority required by the Companies Act 2006:
•divide among the shareholders in specie the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be earned out as between the shareholders or different classes of shareholders; or
•vest the whole or any part of the assets in trustees upon such trusts for the benefit of shareholders as the liquidator, with the like sanction, shall think fit but no shareholder shall be compelled to accept any assets upon which there is any liability.
Variation of Rights
Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provision is made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the authority of a special resolution passed at a separate general meeting of the holders of those shares. The Companies Act 2006 provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.
Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with them or by the purchase or redemption by the Company of any of its own shares.
Alteration to Share Capital
We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares, or sub-divide our shares or any of them into shares of a smaller nominal value. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act 2006. We may redeem or purchase all or any of our shares as permitted under UK law.
Preemption Rights
In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act 2006 in respect of the allotment of new shares.
Transfer of Shares
Subject to the restrictions in the Articles of Association, a shareholder may transfer all or any of his shares in any manner which is permitted by the Companies Act 2006 and is from time to time approved by the board of directors.
Sell Out
The Companies Act 2006 also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.
Distributions and Dividends
Under the Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under UK law.
It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:
•if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called-up share capital and undistributable reserves; and
•if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.
City Code on Takeovers and Mergers
As a public company incorporated in the United Kingdom with our registered office in the United Kingdom and whose shares are admitted to the premium segment of the Official List of the United Kingdom Financial Conduct Authority and to trading on the Main Market of the LSE, we are subject to the UK City Code on Takeovers and Mergers (the “City Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (the “Panel”). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

Exhibit 4.12
•acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or
•who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.